

April 19, 2013

Via E-mail
Patrick Brown
Chairman of the Board
Rainbow Coral Corp.
495 Grand Blvd., Suite 206
Miramar Beach, FL 32550

> Re: **Rainbow Coral Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed July 17, 2012**
> **File No. 333-169554**
> **Form 8-K**
> **Filed April 12, 2013**
> **File No. 333-169554**
> **Response dated March 29, 2013**

Dear Mr. Brown:

We have reviewed your response letter dated March 29, 2013 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2012

Properties, page 1

1. We note your proposed revised disclosure in response to our prior comment 2. Please further revise to disclose the fee for the month-to-month lease of the executive offices and the approximate fee for the additional office space leased on an add needed basis for the "significant" biomedical research as required by ASC 840-10-50-2. Please provide us with a copy of your intended revised disclosure.

Form 8-K filed April 12, 2013

2. Please revise your Form 8-K to provide all of the disclosures required by the Form. Specifically, describe the change of control as well as a description of the transaction which resulted in the change of control.

    You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

                                    Sincerely,

                                    /s/ Lyn Shenk

                                    Lyn Shenk
                                    Branch Chief